Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE

j2 GLOBAL WITHDRAWS TENDER OFFER FOR CARBONITE

LOS ANGELES, March 2, 2015 —j2 Global, Inc. (“j2”) (NASDAQGS: JCOM) announced today that it has entered into a confidentiality agreement with Carbonite, Inc. (“Carbonite”) (NASDAQ: CARB) in connection with j2’s proposal to acquire Carbonite and Carbonite’s previously announced sale process. In accordance with the terms of the confidentiality agreement, j2’s wholly owned subsidiary is withdrawing its tender offer for all of the outstanding shares of common stock of Carbonite (including the associated preferred share purchase rights), which was set to expire on March 30, 2015.

While the terms of the confidentiality agreement contain a standstill provision that expires on June 30, 2015, Carbonite and j2 have agreed that j2 may nominate directors for election at Carbonite’s 2015 annual meeting of stockholders. j2 currently intends to nominate candidates for election to the Board of Directors of Carbonite at Carbonite’s 2015 annual meeting.

Additional Information

This communication may be deemed to be solicitation material in respect of a proxy contest for the election of directors to the Board of Directors of Carbonite. If j2 nominates candidates for election, it will seek proxies and file a proxy statement with the SEC. INVESTORS AND STOCKHOLDERS OF CARBONITE ARE URGED TO READ THE PROXY STATEMENT, IF ANY, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of these documents (if and when available) and other documents filed with the SEC by j2 through the web site maintained by the SEC at http://www.sec.gov. The proxy statement and other relevant documents may also be obtained for free by directing a request to j2’s Secretary at 6922 Hollywood Boulevard, 5th Floor, Los Angeles, California 90028.

j2 and certain of its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of a proxy contest for the election of directors to the Board of Directors of Carbonite. Information regarding the names and interests in Carbonite of j2 and such participants in any solicitation of Carbonite stockholders will be available in the proxy statement to be filed with the SEC by j2. Additional information is available in the statement on Schedule 13D filed with the SEC by j2 on November 5, 2012, as amended.

About j2 Global

j2 Global, Inc. and its affiliates provide Internet services through their two divisions: Business Cloud Services and Digital Media. The Business Cloud Services Division offers Internet fax, virtual phone, hosted email, email marketing, online backup, unified communications and CRM solutions. It markets its services principally under the brand names eFax®, eVoice®, FuseMail®, Campaigner®, KeepItSafe® and Onebox® and operates a messaging network spanning 50 countries on six continents. The Digital Media Division consists of Ziff Davis, LLC, which offers technology, gaming and lifestyle content through its digital properties, which include PCMag.com, IGN.com, AskMen.com, Toolbox.com and others. Ziff Davis also operates NetShelter Powered by BuyerBase, an advanced digital ad targeting platform, and Ziff Davis B2B, a leading provider of research to enterprise buyers and leads to IT vendors. As of December 31, 2014, j2 had achieved 19 consecutive fiscal years of revenue growth.

Contact:

j2 Global, Inc.

Laura Hinson

800-577-1790

press@j2.com